UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  August 5, 2021

CIMAREX ENERGY CO.

(Exact name of registrant as specified in its charter)

Delaware	001-31446	45-0466694
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1700 Lincoln Street, Suite 3700 Denver Colorado	80203
(Address of principal executive offices)	(Zip Code)

(303)295-3995

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒            Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock ($0.01 par value)	XEC	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b—2 of the Securities Exchange Act of 1934 (§ 240.12b—2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

ITEM 2.02	RESULTS OF OPERATIONS AND FINANCIAL CONDITION

On August 5, 2021, Cimarex Energy Co. (“Cimarex”) issued a news release reporting its financial results for the second quarter 2021. The news release is included in this report as Exhibit 99.1.

In accordance with General Instructions B.2. of Form 8-K, the information described in this Item 2.02, including the matters discussed in the conference call and the contents of the investor presentation, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.

ITEM 7.01	REGULATION FD DISCLOSURE

On August 5, 2021, Cimarex issued a news release reporting its financial results for the second quarter 2021. A copy of the news release is furnished as Exhibit 99.1 to this report.

Cimarex will host a conference call on August 5, 2021 at 11:00 a.m. EST (9:00 a.m. MST). The call will be webcast and accessible on the Cimarex website at www.cimarex.com. To join the live, interactive call, dial 866-367-3053 ten minutes before the scheduled start time (callers in Canada dial 855-669-9657 and international callers dial 412-902-4216). A replay will be available on the company’s website.

For more details on Cimarex’s second quarter 2021 results, please refer to the company’s investor presentation available at www.cimarex.com.

All statements in the news release and presentation and conference call referenced in the earnings news release, other than historical financial information, may be deemed to be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Please refer to the Company’s Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC, and other filings including our Current Reports on Form 8-K and Quarterly Reports on Form 10-Q, for a list of certain risk factors that may affect these forward-looking statements.

In accordance with General Instructions B.2. of Form 8-K, the information described in this Item 7.01, including the matters discussed in the conference call and the contents of the investor presentation, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.

2

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, Cabot filed with the SEC a registration statement on Form S-4 on June 29, 2021, that includes a preliminary joint proxy statement of Cabot and Cimarex and that also constitutes a preliminary prospectus of Cabot. If and when the registration statement becomes effective and the joint proxy statement/prospectus is in definitive form, such joint proxy statement/prospectus will be sent to the stockholders of Cabot and Cimarex. Each of Cabot and Cimarex also intends to file other relevant documents with the SEC regarding the proposed transaction, including the definitive joint proxy statement/prospectus. The information in the preliminary joint proxy statement/prospectus is not complete and may be changed. This communication is not a substitute for the preliminary joint proxy statement/prospectus or registration statement or any other document that Cabot or Cimarex may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of Cabot and Cimarex. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS, THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS IF AND WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT CABOT, CIMAREX AND THE PROPOSED TRANSACTION. Investors and security holders are able to obtain free copies of the registration statement and preliminary joint proxy statement/prospectus and all other documents containing important information about Cabot, Cimarex and the proposed transaction, once such documents are filed with the SEC, including the definitive joint proxy statement/prospectus if and when it becomes available, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Cabot may be obtained free of charge on Cabot’s website at www.cabotog.com/investor-relations or by contacting Matt Kerin by email at matt.kerin@cabotog.com or by phone at 281-589-4642. Copies of the documents filed with the SEC by Cimarex may be obtained free of charge on Cimarex’s website at www.cimarex.com/investor-relations.

Participants in the Solicitation

Cabot, Cimarex and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Cabot, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Cabot’s proxy statement for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2021, and Cabot’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on February 26, 2021. Information about the directors and executive officers of Cimarex, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Cimarex’s proxy statement for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on March 26, 2021, and Cimarex’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on February 23, 2021. Investors may obtain additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction by reading the preliminary joint proxy statement/prospectus, including any amendments thereto, as well as the definitive joint proxy statement/prospectus if and when it becomes available and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the preliminary joint proxy statement/prospectus, and the definitive joint proxy statement/prospectus if and when it becomes available, carefully before making any voting or investment decisions. You may obtain free copies of these documents from Cabot or Cimarex using the sources indicated above.

3

ITEM 9.01	FINANCIAL STATEMENTS AND EXHIBITS

D.       Exhibits

Exhibit No.	Description
99.1	Cimarex News Release, dated August 5, 2021
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 5, 2021

CIMAREX ENERGY CO.

/s/ G. Mark Burford
G. Mark Burford
Senior Vice President and Chief Financial Officer

5

Exhibit 99.1

News Release

Cimarex Energy Co. Reports Second-Quarter 2021 Results

Cimarex Energy Co. (NYSE: XEC) today reported second-quarter 2021 financial and operating results. Net income for second-quarter 2021 totaled $113.4 million, or $1.10 per share. Net income for the quarter was impacted by a mark-to-market loss on the Company's commodity derivative positions of $125.7 million. Excluding the impact of the mark-to-market loss on commodity derivatives, adjusted net income (non-GAAP) for second-quarter 2021 was $215.6 million, or $2.09 per share.

Highlights

•	Generated cash flow from operating activities of $364 million.

•	Adjusted cash flow from operating activities (non-GAAP) totaled $394 million, exceeding capital expenditures and generating $195 million of free cash flow (non-GAAP).

•	Delivered oil volumes of 72.7 MBopd.

•	Provided comprehensive environmental and safety performance data for 2020 on Cimarex's website; data highlights the Company's continued investment and progress in reducing emissions, decreasing water intensity and enhancing safety efforts.

•	Announced merger with Cabot Oil & Gas, creating a premier energy company that will be well positioned to deliver through-cycle returns on and of capital.

Outlook

•	Re-affirm Cimarex's full-year 2021 total capital expenditures guidance range of $650 million to $750 million, which is expected to drive fourth-quarter 2021 oil volume growth of more than 30% year-over-year.

See "Supplemental Non-GAAP Financial Measures" below for descriptions of the above non-GAAP measures as well as reconciliations of these measures to the associated GAAP measures.

Tom Jorden, Chairman and Chief Executive Officer, commented, "Our team delivered solid results, with oil production at the high-end of our expectations and cumulative free cash flow generation of $426 million in the first half of 2021. Additionally, we continued to make important progress on our ESG initiatives and minimizing our environmental footprint, including continuing to reduce our total Scope 1 GHG emissions."

"Looking ahead, the merits of our merger with Cabot are clear and compelling. The combination brings together two world-class portfolios to form a stronger, more resilient company that is well positioned to deliver value for shareholders. The transaction is proceeding on track, and we expect to close in the fourth quarter of this year.”

Second-Quarter 2021 Summary

Second-quarter 2021 oil production totaled 72.7 thousand barrels per day (MBopd). Total production for the quarter averaged 237.1 thousand barrels of oil equivalent per day (MBoepd).

Cimarex's average realized price for oil, natural gas and NGLs for second-quarter 2021, excluding the effect of commodity derivatives, was $32.38 per Boe, compared with $10.32 per Boe for the same period a year ago.

Generated Strong Cash Flow

For second-quarter 2021, cash flow from operating activities was $363.7 million, including $30.4 million in working capital changes. Adjusted cash flow from operating activities (non-GAAP) was $394.0 million, exceeding second-quarter 2021 capital expenditures of $198.8 million, which included $168.4 million for drilling and completion activity. Free cash flow (non-GAAP) for second-quarter 2021 totaled $195.3 million.

During second-quarter 2021, Cimarex closed its previously announced agreements to sell non-core assets in the Permian Basin and Mid-Continent for a combined total of approximately $115 million. The divestitures include more than 3,000 gross wells in aggregate producing approximately 0.9 MBopd. There is no update to the Company's guidance as a result of these transactions.

Strong Financial Position

Cimarex maintains a strong financial position with substantial liquidity and investment-grade credit ratings. At the end of the reporting period, Cimarex had long-term debt of $2 billion, with no outstanding debt maturities until June 2024 and no debt outstanding under its credit facility. Driven by strong cash flow generation in second-quarter 2021, Cimarex's cash balance increased to $799 million at quarter end, compared to $273 million at December 31, 2020.

Hedge Position

Cimarex's commodity derivatives strategy mitigates the Company's exposure to commodity price fluctuations. Please see the table under "Derivatives Information" below for detailed information about Cimarex's current derivatives positions.

Outlook

Cimarex is currently running five rigs in the Permian Basin, and plans to average two completions crews during the second half of 2021. Cimarex maintains its previously-announced guidance range for 2021 capital expenditures of $650 million to $750 million, which is expected to result in fourth-quarter 2021 oil production growth guidance of more than 30%, as compared to fourth-quarter 2020.

ESG Performance Foundational To Cimarex's Success

The Company continues to drive towards consistently improving its environmental performance. In 2020, Cimarex reduced its greenhouse gas (GHG) emissions intensity by 22%, and is targeting an incremental reduction between 8% and 12% in 2021. The Company also recently published 2020 environmental and safety performance results.

Highlights include:

•	27% reduction in methane intensity rate,

•	54% decline of our Permian Basin high-pressure flaring intensity, and

•	73% recycled water utilization rate in Permian Basin completions operations.

Cimarex's full 2020 disclosures are available on the "Corporate Responsibility" section of our website.

Cabot Transaction Update

On May 24, 2021, Cimarex announced that it has entered into a definitive agreement whereby Cimarex will combine with Cabot Oil & Gas Corporation (NYSE: COG) in an all-stock merger. This transaction is expected to create a premier energy company with top-tier assets, more resilient free cash flow generation through cycles and a commitment to leading returns of capital, targeting returns of more than 50% of quarterly free cash flow, with the capacity and confidence to distribute more than 30% of cash flow from operations at all but the lowest commodity price levels. The completion of the transaction, which is expected to occur fourth-quarter 2021, remains subject to the approval of Cimarex and Cabot stockholders and the satisfaction of other customary closing conditions.

Second-Quarter 2021 Conference Call

Cimarex will host a conference call today, August 5, 2021 at 9:00 AM MT (11:00 AM ET) to discuss second-quarter 2021 financial and operational results.

Conference Call Information

Date: Thursday, August 5, 2021

Time: 11:00 AM ET / 9:00 AM MT

Dial-in (for callers in the U.S.): (866) 367-3053

Dial-in (for callers in Canada): (855) 669-9657

International dial-in: (412) 902-4216

The live audio webcast and related earnings presentation can be accessed on the "Events & Presentations" page under the "Investor Relations" section of the Company's website at www.cimarex.com. The webcast will be archived and available at the same location after the conclusion of the live event.

About Cimarex Energy

Denver-based Cimarex Energy Co. is an independent oil and gas exploration and production Company with principal operations in the Permian Basin and Mid-Continent areas of the U.S. For more information about Cimarex, visit www.cimarex.com.

Cautionary Statement Regarding Forward-Looking Information

This communication contains certain forward-looking statements within the meaning of federal securities laws. Words such as anticipates, believes, expects, intends, plans, outlook, will, should, may and similar expressions may be used to identify forward-looking statements. Forward-looking statements are not statements of historical fact and reflect Cabot’s and Cimarex’s current views about future events. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Cabot and Cimarex, including future financial and operating results; Cabot’s and Cimarex’s plans, objectives, expectations and intentions; the expected timing and likelihood of completion of the transaction; the expected timing and amount of any future dividends; and other statements that are not historical facts, including estimates of oil and natural gas reserves and resources, estimates of future production, assumptions regarding future oil and natural gas pricing, planned drilling activity, future results of operations, projected cash flow and liquidity, the achievement of synergies, business strategy and other plans and objectives for future operations. No assurances can be given that the forward-looking statements contained in this communication will occur as projected and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, without limitation, the ability to obtain the requisite Cabot and Cimarex stockholder approvals; the risk that an event, change or other circumstances could give rise to the termination of the proposed merger; the risk that a condition to closing of the merger may not be satisfied on a timely basis or at all; the length of time necessary to close the proposed transaction, which may be longer than anticipated for various reasons; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the risk that any announcement relating to the proposed transaction could have adverse effects on the market price of Cabot’s common stock or Cimarex’s common stock; the risk of litigation related to the proposed transaction; the effect of future regulatory or legislative actions on the companies or the industry in which they operate, including the risk of new restrictions with respect to well spacing, hydraulic fracturing, natural gas flaring or other oil and natural gas development activities; the risk that the credit ratings of the combined business may be different from what the companies expect; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; the volatility in commodity prices for crude oil and natural gas; the continuing effects of the COVID-19 pandemic and the impact thereof on Cabot’s and Cimarex’s businesses, financial condition and results of operations; actions by, or disputes among or between, the Organization of Petroleum Exporting Countries and other producer countries; the presence or recoverability of estimated reserves; the ability to replace reserves; environmental risks; drilling and operating risks; exploration and development risks; competition; the ability of management to execute its plans to meet its goals; and other risks inherent in Cabot’s and Cimarex’s businesses. In addition, the declaration and payment of any future dividends, whether regular base quarterly dividends, variable dividends or special dividends following completion of the proposed transaction, will depend on the combined business financial results, cash requirements, future prospects and other factors deemed relevant by the board of directors of Cabot (as then constituted). These risks, as well as other risks related to the proposed transaction, are described in the registration statement on Form S-4 and preliminary joint proxy statement/prospectus that was filed with the SEC and the definitive joint proxy statement/prospectus if and when it becomes available in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to: (1) Cabot’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, which are available on Cabot’s website at www.cabotog.com/investorrelations and on the SECs website at http://www.sec.gov; and (2) Cimarex’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, which are available on its website at www.cimarex.com/investor-relations and on the SECs website at http://www.sec.gov.

Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Except to the extent required by applicable law, neither Cabot nor Cimarex undertakes any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, Cabot filed with the SEC a registration statement on Form S-4 on June 29, 2021, that includes a preliminary joint proxy statement of Cabot and Cimarex and that also constitutes a preliminary prospectus of Cabot. If and when the registration statement becomes effective and the joint proxy statement/prospectus is in definitive form, such joint proxy statement/prospectus will be sent to the stockholders of Cabot and Cimarex. Each of Cabot and Cimarex also intends to file other relevant documents with the SEC regarding the proposed transaction, including the definitive joint proxy statement/prospectus. The information in the preliminary joint proxy statement/prospectus is not complete and may be changed. This communication is not a substitute for the preliminary joint proxy statement/prospectus or registration statement or any other document that Cabot or Cimarex may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of Cabot and Cimarex. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS, THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS IF AND WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT CABOT, CIMAREX AND THE PROPOSED TRANSACTION. Investors and security holders are able to obtain free copies of the registration statement and preliminary joint proxy statement/prospectus and all other documents containing important information about Cabot, Cimarex and the proposed transaction, once such documents are filed with the SEC, including the definitive joint proxy statement/prospectus if and when it becomes available, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Cabot may be obtained free of charge on Cabot’s website at www.cabotog.com/investor-relations or by contacting Matt Kerin by email at matt.kerin@cabotog.com or by phone at 281-589-4642. Copies of the documents filed with the SEC by Cimarex may be obtained free of charge on Cimarex’s website at www.cimarex.com/investor-relations.

Participants in the Solicitation

Cabot, Cimarex and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Cabot, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Cabot’s proxy statement for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2021, and Cabot’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on February 26, 2021. Information about the directors and executive officers of Cimarex, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Cimarex’s proxy statement for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on March 26, 2021, and Cimarex’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on February 23, 2021. Investors may obtain additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction by reading the preliminary joint proxy statement/prospectus, including any amendments thereto, as well as the definitive joint proxy statement/prospectus if and when it becomes available and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the preliminary joint proxy statement/prospectus, and the definitive joint proxy statement/prospectus if and when it becomes available, carefully before making any voting or investment decisions. You may obtain free copies of these documents from Cabot or Cimarex using the sources indicated above.

Investor Contact

Megan P. Hays

Vice President, Investor Relations

303.285.4957

Caterina Papadimitropoulos

Investor Relations Analyst

303.285.2318

Operational Activity

The tables below provide a summary of operational activity, production volumes and price realizations by region for second-quarter 2021:

Wells Brought on Production by Region	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Gross wells
Permian Basin	44	17	52	52
Mid-Continent	9	20	14	39
	53	37	66	91
Net wells
Permian Basin	21.7	11.1	28.7	30.9
Mid-Continent	0.5	1.4	0.5	1.7
	22.2	12.5	29.2	32.6

Daily Production Volumes by Region	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Permian Basin
Gas (MMcf)	379.6	417.8	369.5	433.4
Oil (Bbls)	65,785	68,791	63,894	74,198
NGL (Bbls)	46,408	47,291	42,788	48,111
Total Equivalent (MBOE)	175.5	185.7	168.3	194.5

Mid-Continent
Gas (MMcf)	203.2	237.3	201.5	240.7
Oil (Bbls)	6,704	9,063	6,604	9,502
NGL (Bbls)	20,531	20,068	19,556	21,089
Total Equivalent (MBOE)	61.1	68.7	59.7	70.7

Total Company
Gas (MMcf)	584.2	656.0	572.2	675.2
Oil (Bbls)	72,707	77,956	70,656	83,873
NGL (Bbls)	67,030	67,402	62,417	69,251
Total Equivalent (MBOE)	237.1	254.7	228.4	265.6

Average Realized Commodity Prices by Region	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Permian Basin
Gas ($ per Mcf)	2.36	0.62	3.15	0.35
Oil ($ per Bbl)	64.16	19.73	60.15	32.84
NGL ($ per Bbl)	22.66	6.78	22.15	7.83

Mid-Continent
Gas ($ per Mcf)	2.78	1.40	3.58	1.39
Oil ($ per Bbl)	63.96	18.32	60.00	31.83
NGL ($ per Bbl)	24.29	9.26	24.32	10.71

Total Company
Gas ($ per Mcf)	2.51	0.91	3.30	0.72
Oil ($ per Bbl)	64.11	19.57	60.12	32.74
NGL ($ per Bbl)	23.16	7.52	22.83	8.71

Derivatives Information

The table below summarizes the Company’s outstanding derivative contracts as of August 5, 2021, for the periods indicated:

	2021			2022
	3Q	4Q	Total	1Q	2Q	3Q	4Q	Total
Gas Collars:
PEPL (1)
Volume (MMBtu/d)	90,000	90,000	90,000	80,000	40,000	20,000	20,000	39,781
Wtd Avg Floor	$2.00	$2.00	$2.00	$2.25	$2.50	$2.60	$2.60	$2.40
Wtd Avg Ceiling	$2.42	$2.42	$2.42	$2.73	3.07	$3.27	$3.27	$2.95

El Paso Permian (1)
Volume (MMBtu/d)	70,000	70,000	70,000	60,000	40,000	20,000	20,000	34,849
Wtd Avg Floor	$1.86	$1.86	$1.86	$2.25	$2.45	$2.50	$2.50	$2.38
Wtd Avg Ceiling	$2.22	$2.22	$2.22	$2.74	$3.01	$3.15	$3.15	$2.93

Waha (1)
Volume (MMBtu/d)	100,000	100,000	100,000	90,000	50,000	30,000	20,000	47,260
Wtd Avg Floor	$1.88	$1.88	$1.88	$2.14	$2.44	$2.47	$2.50	$2.31
Wtd Avg Ceiling	$2.23	$2.23	$2.23	$2.59	$2.94	$3.00	$3.12	$2.80

Oil Collars:
WTI (2)
Volume (Bbl/d)	40,000	40,000	40,000	34,000	27,000	18,000	8,000	21,668
Wtd Avg Floor	$34.65	$34.65	$34.65	$41.94	$43.74	$47.56	$57.00	$45.08
Wtd Avg Ceiling	$44.37	$44.37	$44.37	$54.06	$56.34	$59.52	$72.43	$57.62

Oil Basis Swaps:
WTI Midland (3)
Volume (Bbl/d)	35,000	35,000	35,000	30,000	23,000	15,000	8,000	18,929
Wtd Avg Differential	$(0.08)	$(0.08)	$(0.08)	$0.20	$0.22	$0.20	$0.05	$0.19

Oil Roll Differential Swaps:
WTI (2)
Volume (Bbl/d)	18,000	18,000	18,000	18,000	11,000	7,000	—	8,945
Wtd Avg Price	$(0.10)	$(0.10)	$(0.10)	$(0.10)	(0.01)	$0.10	$—	$(0.03)

1.	PEPL refers to Panhandle Eastern Pipe Line Tex/OK Mid-Continent index, El Paso Permian refers to El Paso Permian Basin index, and Waha refers to West Texas (Waha) Index, all as quoted in Platt’s Inside FERC.

2.	WTI refers to West Texas Intermediate oil price as quoted on the New York Mercantile Exchange.

3.	Index price on basis swaps and oil roll differential swaps are WTI NYMEX less the weighted average WTI Midland differential, as quoted by Argus Americas Crude.

Condensed Consolidated Balance Sheets
 (unaudited)

	June 30, 2021	December 31, 2020

	(in thousands, except share and per share information)
Assets
Current assets:
Cash and cash equivalents	$799,315	$273,145
Accounts receivable, net of allowance	474,170	332,485
Oil and gas well equipment and supplies	28,635	37,150
Derivative instruments	1,246	6,848
Other current assets	7,822	7,710
Total current assets	1,311,188	657,338
Oil and gas properties at cost, using the full cost method of accounting:
Proved properties	21,430,301	21,281,840
Unproved properties and properties under development, not being amortized	1,182,073	1,142,183
	22,612,374	22,424,023
Less – accumulated depreciation, depletion, amortization, and impairment	(19,176,876)	(18,987,354)
Net oil and gas properties	3,435,498	3,436,669
Fixed assets, net of accumulated depreciation of $434,753 and $455,815, respectively	384,216	436,101
Derivative instruments	2,458	2,342
Deferred income taxes	—	20,472
Other assets	73,827	69,067
	$5,207,187	$4,621,989
Liabilities, Redeemable Preferred Stock, and Stockholders’ Equity
Current liabilities:
Accounts payable	$79,350	$44,290
Accrued liabilities	347,488	280,849
Derivative instruments	366,591	145,398
Revenue payable	216,889	130,637
Operating leases	57,665	59,051
Total current liabilities	1,067,983	660,225
Long-term debt principal	2,000,000	2,000,000
Less—unamortized debt issuance costs and discounts	(11,669)	(12,701)
Long-term debt, net	1,988,331	1,987,299
Deferred income taxes	54,248	—
Derivative instruments	16,167	17,749
Operating leases	111,325	134,705
Other liabilities	176,299	231,776
Total liabilities	3,414,353	3,031,754
Redeemable preferred stock - 8.125% Series A Cumulative Perpetual Convertible Preferred Stock, $0.01 par value, 28,165 shares authorized and issued	36,781	36,781

Stockholders' equity:
Common stock, $0.01 par value, 200,000,000 shares authorized, 102,820,006 and 102,866,806 shares issued, respectively	1,028	1,029
Additional paid-in capital	3,172,652	3,211,562
Accumulated deficit	(1,417,627)	(1,659,137)
Total stockholders' equity	1,756,053	1,553,454
	$5,207,187	$4,621,989

Condensed Consolidated Statements of Operations
 (unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,

	2021	2020	2021	2020
	(in thousands, except per share information)
Revenues:
Oil sales	$424,175	$138,817	$768,879	$499,797
Gas and NGL sales	274,554	100,261	599,952	198,742
Gas gathering and other	13,651	10,305	23,015	23,674
	712,380	249,383	1,391,846	722,213
Costs and expenses:
Impairment of oil and gas properties	—	941,198	—	1,274,849
Depreciation, depletion, amortization, and accretion	113,247	196,615	228,399	416,425
Impairment of goodwill	—	—	—	714,447
Production	77,408	64,337	152,214	151,573
Transportation, processing, and other operating	59,285	53,282	122,892	108,204
Gas gathering and other	9,549	3,526	20,027	11,824
Taxes other than income	40,247	16,486	81,233	47,447
General and administrative	24,978	26,226	50,238	51,735
Stock compensation	7,878	6,747	16,427	13,141
Loss (gain) on derivative instruments, net	211,833	123,885	373,768	(103,055)
Other operating expense, net	8,050	130	7,117	381
	552,475	1,432,432	1,052,315	2,686,971

Operating income (loss)	159,905	(1,183,049)	339,531	(1,964,758)

Other (income) and expense:
Interest expense	23,370	23,047	46,448	46,228
Capitalized interest	(11,386)	(12,939)	(22,951)	(26,121)
Other, net	(459)	3,496	(598)	2,625
Income (loss) before income tax	148,380	(1,196,653)	316,632	(1,987,490)
Income tax expense (benefit)	34,992	(271,506)	75,162	(288,061)
Net income (loss)	$113,388	$(925,147)	$241,470	$(1,699,429)

Earnings (loss) per share to common stockholders:
Basic	$1.10	$(9.28)	$2.35	$(17.05)
Diluted	$1.10	$(9.28)	$2.35	$(17.05)

Dividends declared per common share	$0.27	$0.22	$0.54	$0.44

Weighted-average number of shares outstanding:
Basic	100,194	99,880	100,160	99,861
Diluted	100,285	99,880	100,228	99,861

Condensed Consolidated Statements of Cash Flows
(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,

	2021	2020	2021	2020
	(in thousands)
Cash flows from operating activities:
Net income (loss)	$113,388	$(925,147)	$241,470	$(1,699,429)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Impairment of oil and gas properties	—	941,198	—	1,274,849
Depreciation, depletion, amortization, and accretion	113,247	196,615	228,399	416,425
Impairment of goodwill	—	—	—	714,447
Deferred income taxes	34,550	(271,543)	74,720	(287,900)
Stock compensation	7,878	6,747	16,427	13,141
Loss (gain) on derivative instruments, net	211,833	123,885	373,768	(103,055)
Settlements on derivative instruments	(86,136)	63,941	(148,670)	107,055
Amortization of debt issuance costs and discounts	889	818	1,776	1,602
Changes in non-current assets and liabilities	(4,910)	4,609	(5,654)	7,019
Other, net	3,291	3,405	6,966	6,795
Changes in operating assets and liabilities:
Accounts receivable	(48,332)	85,010	(142,832)	204,615
Other current assets	(1,425)	1,519	(651)	1,495
Accounts payable and other current liabilities	19,399	(86,351)	120,865	(203,562)
Net cash provided by operating activities	363,672	144,706	766,584	453,497
Cash flows from investing activities:
Acquisition of oil and gas properties	2	—	(308)	(7,250)
Oil and gas capital expenditures	(168,299)	(152,510)	(298,306)	(411,330)
Other capital expenditures	(2,275)	(11,627)	(5,806)	(38,052)
Sales of oil and gas assets	113,634	—	118,669	830
Sales of other assets	221	1,007	606	1,188
Net cash used by investing activities	(56,717)	(163,130)	(185,145)	(454,614)
Cash flows from financing activities:
Borrowings of long-term debt	—	60,000	—	161,000
Repayments of long-term debt	—	(60,000)	—	(161,000)
Financing fees	—	(1,457)	(100)	(1,557)
Finance lease payments	(1,370)	(1,343)	(2,437)	(2,808)
Dividends paid	(28,161)	(23,616)	(51,210)	(45,209)
Employee withholding taxes paid upon the net settlement of equity-classified stock awards	(2,191)	(24)	(2,191)	(189)
Proceeds from exercise of stock options	284	—	669	—
Net cash used by financing activities	(31,438)	(26,440)	(55,269)	(49,763)
Net change in cash and cash equivalents	275,517	(44,864)	526,170	(50,880)
Cash and cash equivalents at beginning of period	523,798	88,706	273,145	94,722
Cash and cash equivalents at end of period	$799,315	$43,842	$799,315	$43,842

Supplemental Non-GAAP Financial Measures

(unaudited)

Reconciliation of Net Income (Loss) to Adjusted Net Income and Adjusted Earnings per Share

The Company's presentation of adjusted net income and adjusted earnings per share that exclude the effect of certain items are non-GAAP financial measures. Adjusted net income and adjusted earnings per share represent earnings (loss) and diluted earnings (loss) per share determined under GAAP without regard to certain non-cash and special items. The Company believes these measures provide useful information to analysts and investors for analysis of its operating results on a recurring, comparable basis from period to period. Adjusted net income and adjusted earnings per share should not be considered in isolation or as a substitute for earnings (loss) or diluted earnings (loss) per share as determined in accordance with GAAP and may not be comparable to other similarly titled measures of other companies.

The following table provides a reconciliation from the GAAP measure of net income (loss) to adjusted net income, both in total and on a per diluted share basis, for the periods indicated:

	Three Months Ended June 30,		Six Months Ended June 30,

	2021	2020	2021	2020
	(in thousands, except per share data)
Net income (loss)	$113,388	$(925,147)	$241,470	$(1,699,429)
Impairment of oil and gas properties	—	941,198	—	1,274,849
Impairment of goodwill	—	—	—	714,447
Merger related costs	8,059	—	8,059	—
Mark-to-market loss on open derivative positions	125,697	187,826	225,098	4,000
Asset retirement obligation	—	—	—	2,800
Tax impact (1)	(31,566)	(256,289)	(55,258)	(289,653)
Adjusted net income	$215,578	$(52,412)	$419,369	$7,014
Diluted earnings (loss) per share	$1.10	$(9.28)	$2.35	$(17.05)
Adjusted diluted earnings per share*	$2.09	$(0.51)	$4.08	$0.07

Weighted-average number of shares outstanding:
Adjusted diluted**	102,918	102,114	102,898	102,122

(1)	Because the goodwill impairment is not deductible for tax purposes, the tax impact in the 2020 period is calculated using an effective tax rate determined by excluding goodwill from the effective tax rate calculation.

Adjusted net income and adjusted diluted earnings per share exclude the noted items because management believes these items affect the comparability of operating results. The Company discloses these non-GAAP financial measures as a useful adjunct to GAAP measures because:

a)	Management uses adjusted net income to evaluate the Company's operating performance between periods and to compare the Company's performance to other oil and gas exploration and production companies.

b)	Adjusted net income is more comparable to earnings estimates provided by research analysts.

* Does not include adjustments resulting from application of the "two-class method" used to determine earnings per share under GAAP.

** Reflects the weighted-average number of common shares outstanding during the period as adjusted for the dilutive effects of outstanding stock options.

Reconciliation of Cash Flow from Operating Activities (CFO) to Adjusted CFO and to Free Cash Flow

The Company provides adjusted CFO, which is a non-GAAP financial measure. Adjusted CFO represents net cash provided by operating activities as determined under GAAP without regard to changes in operating assets and liabilities. The Company believes adjusted CFO is an accepted measure of an oil and natural gas company’s ability to generate cash to fund development and acquisition activities and service debt or pay dividends. Additionally, the Company provides free cash flow, which is a non-GAAP financial measure. Free cash flow is adjusted CFO in excess of oil and gas capital expenditures and other capital expenditures. The Company believes that free cash flow is useful to investors as it provides a measure to compare both cash flow from operating activities and oil and gas capital expenditures across periods on a consistent basis.

These non-GAAP measures should not be considered as alternatives to, or more meaningful than, net cash provided by operating activities as an indicator of operating performance.

The following table provides a reconciliation from the GAAP measure of net cash provided by operating activities to adjusted CFO and to free cash flow as well as free cash flow after dividend, for the periods indicated:

	Three Months Ended June 30,		Six Months Ended June 30,

	2021	2020	2021	2020
	(in thousands)
Net cash provided by operating activities	$363,672	$144,706	$766,584	$453,497
Total changes in cash due to changes in operating assets and liabilities (working capital):	30,358	(178)	22,618	(2,548)
Adjusted cash flow from operating activities	394,030	144,528	789,202	450,949

Oil and gas capital expenditures	(168,299)	(152,510)	(298,306)	(411,330)
Other capital expenditures	(2,275)	(11,627)	(5,806)	(38,052)
Change in capital accruals	(23,162)	72,637	(44,866)	88,853
Capitalized stock compensation, inventory, and other	(5,037)	7,815	(14,417)	2,613
Capital expenditures	(198,773)	(83,685)	(363,395)	(357,916)

Free cash flow	195,257	60,843	425,807	93,033
Dividends paid	(28,161)	(23,616)	(51,210)	(45,209)
Free cash flow after dividend	$167,096	$37,227	$374,597	$47,824

Reconciliation of Long-Term Debt to Net Debt

The Company defines net debt as debt less cash and cash equivalents. Net debt should not be considered as an alternative to, or more meaningful than, total debt, the most directly comparable GAAP measure. Management uses net debt to determine the Company's outstanding debt obligations that would not be readily satisfied by its cash and cash equivalents on hand. The Company believes this metric is useful to analysts and investors in determining the Company's leverage position because the Company has the ability to, and may decide to, use a portion of its cash and cash equivalents to reduce debt.

	June 30, 2021	December 31, 2020

	(in thousands)
Long-term debt	$2,000,000	$2,000,000
Cash and cash equivalents	(799,315)	(273,145)
Net debt	$1,200,685	$1,726,855